UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION
                      WASHINGTON, D.C.  20549


                         ----------------


                           SCHEDULE 13D

             UNDER THE SECURITIES EXCHANGE ACT OF 1934
                        (AMENDMENT NO. 1)*



                    BIOCRAFT LABORATORIES, INC.
- --------------------------------------------------------------------
                          (Name of Issuer)

              COMMON STOCK, PAR VALUE $0.01 PER SHARE
- --------------------------------------------------------------------
                  (Title of Class of Securities)

                             090587106
- --------------------------------------------------------------------
                          (CUSIP Number)

                          BRIAN S. SNYDER
                    BIOCRAFT LABORATORIES, INC.
                         18-01 RIVER ROAD
                    FAIR LAWN, NEW JERSEY 07410
                          (201) 703-0400
- --------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                          Communications)

                           MAY 31, 1996
- --------------------------------------------------------------------
      (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ]

Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)


* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                SCHEDULE 13D

CUSIP NO. 090587106                                     PAGE 2 OF 5 PAGES

1.     NAME OF REPORTING PERSONS
       S.S. OR I.R.S IDENTIFICATION NO. OF ABOVE PERSONS

        Brian S. Snyder
        S.S. No. ###-##-####
- ------------------------------------------------------------------------------
2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) [ ]
                                                                     (b) [ ]
- ------------------------------------------------------------------------------
3.     SEC USE ONLY
- ------------------------------------------------------------------------------
4.     SOURCE OF FUNDS*                                                 OO
- ------------------------------------------------------------------------------
5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
       REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)                          [ ]
- ------------------------------------------------------------------------------
6.     CITIZENSHIP OR PLACE OF ORGANIZATION                             USA
- ------------------------------------------------------------------------------
      NUMBER OF          7. SOLE VOTING POWER                          NONE
      SHARES            ------------------------------------------------------
      BENEFICIALLY       8. SHARED VOTING POWER                        NONE
      OWNED BY          ------------------------------------------------------
      EACH               9. SOLE DISPOSITIVE POWER                     NONE
      REPORTING         ------------------------------------------------------
      PERSON WITH       10. SHARED DISPOSITIVE POWER                   NONE
- ------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
      REPORTING PERSON                                                 NONE
- ------------------------------------------------------------------------------
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
      EXCLUDES CERTAIN SHARES*                                          [ ]
                                                                        N/A
- ------------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                NONE
- ------------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON*                                          IN
- -------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                           Page 2 of [____] Pages





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ITEM 1. SECURITY AND ISSUER

           This amends and supplements the statement on Schedule 13D originally filed with the Securities and Exchange Commission on behalf of Brian S. Snyder with respect to the common stock, par value $.01 per share (the "Common Stock"), of Biocraft Laboratories, Inc., a Delaware corporation (the "Company"). The address of the principal executive offices of the Company is 18-01 River Road, Fair Lawn, New Jersey 07410. The title of the class of equity securities to which this statement relates is the Company's common stock, par value $.01 per share (the "Common Stock").

           Item 4 of the Schedule 13D is hereby amended by inserting the following paragraph:

ITEM 4. PURPOSE OF TRANSACTION

           On May 31, 1996, the consummation of the Agreement and Plan of Merger dated as of January 29, 1996 (the "Merger Agreement) among Teva Pharmaceutical Industries Limited, a corporation organized under the laws of the State of Israel ("Teva"), Genco Merger Corporation, a Delaware corporation and a wholly-owned subsidiary of Teva ("Merger Sub"), and the Company occurred pursuant to which Merger Sub was merged with and into the Company, with the Company continuing as the surviving corporation (the "Merger"). As a result of the Merger, Teva owns 100% of the outstanding voting securities of the Company and each outstanding share of Common Stock of the Company was converted into the right to receive 0.461 American Depositary Shares ("ADSs") of Teva, each ADS representing 10 Ordinary Shares, par value NIS 0.01 each, of Teva.

           Item 5 of the Schedule 13D is hereby amended in its entirety by inserting the following paragraphs:

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

      (a) None. As a result of the Merger, and assuming each share of Common Stock of the Company held by the Reporting Person is converted into the appropriate number of ADSs, the Reporting Person shall not beneficially own any shares of the Company's Common Stock.

      (b)  None.

      (c)  None.

      (d)  None.

      (e)  May 31, 1996.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

           See Item 4.


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ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

      (a) Agreement and Plan of Merger dated as of January 29, 1996 among Teva Pharmaceutical Industries Limited, Genco Merger Corporation and Biocraft Laboratories, Inc. (incorporated by reference to the Exhibit 2.1 of Teva's Registration Statement on Form F-4 filed by Teva with the Securities and Exchange
           Commission on April 29, 1996).



                            Page 4 of [____] Pages





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SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

      Date:  June 10, 1996


                     Signature:      /s/  Brian S. Snyder
                                     --------------------
                                          Brian S. Snyder


                            Page 5 of [____] Pages